

Micromem Technologies Inc. Demonstrates Prototype

Listing: NASD OTC-Bulletin Board – Symbol: "MMTIF"
Shares issued: 59,291,771 (as of March 1, 2005)
SEC File No: 0-26005

(Toronto, Ontario: March 1, 2005) - Micromem Technologies Inc. is pleased to announce that it has completed its long awaited milestone of integrating its three main memory components into a one-bit prototype. This latest milestone of integration was referred to in our press release dated May 13, 2004. This prototype utilizes the technology developed under the research collaboration between Micromem and the University of Toronto.

On Friday February 25, 2005, at 9:30 a.m. E.S.T., Professor Harry Ruda of the University of Toronto, and Dr. Cynthia Kuper, CTO of Micromem, demonstrated the device to Micromem's Board of Directors. Mr. Joseph Fuda, president and CEO of Micromem Technologies said, "It is personally gratifying that Professor Ruda accomplished the core of the technology that will form the basis of Micromem's future."

The components were assembled into a responsive device. Previously, Professor Ruda and his team of researchers demonstrated the ability to repeatedly fabricate the memory cell components. A set of prototypes have been completed, proving a method of making this device. Dr. Kuper said "This is a very exciting time for Micromem. The forward momentum that the company is undergoing is quite real and the next milestone's for Micromem should occur at an accelerated pace." Further development will include optimization of the prototype, which entails scaling the device and signal-to-noise optimization.

As a result of recent discussions with potential joint development partners, the company has decided to increase its planned 96- bit array to a 128-bit development effort. This change is a result of the change in the marketplace and the use of RFID tags requiring a denser memory. Micromem is committed to completing its development of a commercially viable MRAM device.

About Micromem Technologies Inc.

Over the last five years, Micromem has been devoted to the development of MRAM technology. Once fully developed, this technology should be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be Micromem's first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of Excellence program. Micromem holds the first right to an exclusive, world-wide and perpetual sub-license for the use of the technology.

For further information contact:
Jason Baun, at tel. 1-877-388-8930.
Press Contact: Steven Wright-Mark
Schwartz Public Relations
212-677-8700 ext. 29 **steven@schwartzpr.com**